Exhibit 99.1

Sapiens Showcases Next-Gen Innovations at Annual North America Customer Summit in Austin, Texas

The Summit included 545 participants from 115 insurance companies, customers, and partners

Rochelle Park, N.J., September 12, 2024—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its annual North America Customer Summit in Austin, Texas on September 9-11, 2024. Attendees included insurance customers, prospects, and partners, with industry-leading experts from Microsoft, Deloitte, Celent, and Datos Insights.

Austin, known as the live music capital of the world, was the perfect backdrop for an event dedicated to innovation, collaboration, and transformative solutions in the insurance industry. The event’s theme, “Compose Your Future”, reflected Sapiens’ pioneering approach as an industry leader in insurance technology.

Sessions included an inspirational keynote by Josh Linkner, entrepreneur, New York Times bestselling author and venture capital investor, who spoke about leveraging the “Rhythm of Innovation” to build a culture of everyday evolution.

Dr. Tomer Simon, Chief Scientist with Microsoft, delivered a thought-provoking presentation about the transformative power of generation AI on the insurance industry. The event included a fireside chat with Santosh Kutty, Principal with Deloitte, about modern insurance platform ecosystems and powering AI-fueled insurance digital transformation.

Sapiens’ division presidents and solution experts presented Sapiens’ latest product developments and future roadmaps for all lines of business.

“We were delighted to connect with so many customers and partners, and to spotlight the many ways Sapiens redefines the boundaries of technology to transform the world of insurance,” said Yaffa Cohen-Ifrah, CMO and Head of Investor Relations at Sapiens.

“Our customer summit was the perfect venue to set the stage for a future of growth and success for our customers,” said Roni Al-Dor, President and CEO, Sapiens. “It was a pleasure to showcase Sapiens’ ongoing commitment to driving our valued customers’ transformative journeys.”

Sapiens Summit included the following sponsors: Microsoft, Deloitte, Cincom, InvoiceCloud, LTI Mindtree, Paymentus, CoForge, Datacrest, GhostDraft, Hi Marley, Infor, Linea, Nintex, ODG by MCG, One Inc, Optum, Smart Pay, Smarty, Splice, Swifer.IO, and Swiss Re.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.